A2Z Signs Manufacturing Agreement with Flex

Partnership enables A2Z to scale production of its Cust2Mate Smart Cart Platform and to significantly enhance its global delivery capabilities

TEL AVIV, ISRAEL / ACCESSWIRE / September 14, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQB: AAZZD), an innovative technology company specializing in state-of-the-art automation and electronics technology including the Cust2Mate Smart Cart Platform, today announced that it has signed an agreement with Flex (Nasdaq: FLEX), a global diversified manufacturer, for the production of its Cust2Mate smart carts for the retail industry.

Flex has facilities in 30 countries as well as state-of-the-art logistics, manufacturing and supply chain capabilities. The intent of the partnership is to support A2Z in meeting the anticipated demand and improving delivery times to their customers worldwide. The advanced manufacturing, logistics and shipping capabilities that Flex offers could be leveraged by A2Z to initiate pilot programs with minimal downtime and expedite the delivery of the Cust2Mate Smart Cart Platform to customers anywhere in the world.

The Cust2Mate Smart Cart Platform scans and weighs every purchased item, enables in-cart payment so that shoppers may bypass long checkout lines and allows retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

"We are excited to announce our manufacturing agreement with Flex," commented Bentsur Joseph, CEO of A2Z Smart Technologies. "Their best-in-class manufacturing and shipping capabilities combined with the highest level of quality assurance provide us with the resources we need to facilitate quick and efficient deliveries anywhere in the world as we continue to roll out our Cust2Mate Smart Cart Platform on a global scale."

Rafi Hadad, Senior Director Business Development, Flex commented, "We look forward to working with A2Z Smart Technologies and assisting them with the rollout of their Cust2Mate Smart Cart Platform. As a leading manufacturing partner for high complexity products, we are ideally suited to support production of the Cust2Mate Smart Cart Platform with its smart algorithm, touch screen and more state-of-the-art technologies. Our global manufacturing and shipping capabilities are well positioned to support A2Z as it scales its business and rolls out the Cust2Mate product across the globe."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

About Flex

Flex (Reg. No. 199002645H) is the manufacturing partner of choice that helps a diverse customer base design and build products that improve the world. Through the collective strength of a global workforce across 30 countries and responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way issued any judgments on the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com